SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

10028122

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46620

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIDSOUTH CAPITAL, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1050 CROWN POINTE PARKWAY, STE 200
(No and Street)

ATLANTA (City) GA (State) 30338 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK D. HILL (770) 973-9748
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TOMKIEWICZ WRIGHT, LLC
(Name - *if individual, state last, first, middle name*)

6111 PEACHTREE-DUNWOODY RD., BLDG E, STE 102 (Address) ATLANTA, (City) GA (State) 30328 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant* must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240.17a-5(e)(2)

BB 3/8

OATH OR AFFIRMATION

I, MARK D.HILL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIDSOUTH CAPITAL, INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CHAIRMAN/CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule I5c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule I5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule I5c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditors' report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).*

MIDSOUTH CAPITAL, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
(with report of independent auditors)

YEARS ENDED DECEMBER 31, 2009 AND 2008

MIDSOUTH CAPITAL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2009 AND 2008

CONTENTS

Tomkiewicz Wright, LLC
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
MidSouth Capital, Inc.
Atlanta, Georgia

We have audited the accompanying statements of financial position of MidSouth Capital, Inc. ("the Company") as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MidSouth Capital, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our 2009 audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the 2009 audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tomkiewicz Wright, LLC

Atlanta, Georgia
February 23, 2010

6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328
Tel 770.351.0411 Fax 770.351.0495 www.twcpaga.com

MIDSOUTH CAPITAL, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2009	December 31, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 71,493	$ 113,993
Receivables	1,116,517	26,484
Investments, at fair value - trading securities	1,884	32,304
Advances to related parties	112,000	-
Deferred tax asset - current portion	67,500	-
Total current assets	1,369,394	172,781
Non-current assets:		
Deposit with clearing organization	100,000	100,000
Furniture and equipment, net of accumulated depreciation	6,030	8,353
Deferred tax asset	144,500	338,500
Security deposits	18,794	18,794
Total non-current assets	269,324	465,647
	$ 1,638,718	$ 638,428
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 894,982	$ 311,564
Obligations under lines of credit	-	51,860
Total current liabilities	894,982	363,424
Stockholders' equity:		
Preferred stock: no par value, 1,000 shares authorized; 37 and 27 shares issued and outstanding	370,000	270,000
Common stock: no par value, 1,000,000 shares authorized; 451,746 and 368,582 shares issued and outstanding	924,959	657,116
Contributed capital	215,807	215,807
Accumulated deficit	(767,030)	(867,919)
Total stockholders' equity	743,736	275,004
	$ 1,638,718	$ 638,428

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL, INC.

STATEMENTS OF OPERATIONS

	Years Ended December 31, 2009	Years Ended December 31, 2008
Revenues:		
Commission and fee income - securities	$ 12,372,653	$ 3,017,336
Commission income - insurance	530,794	774,051
Investment banking fees	31,075	35,675
Interest offset fees	72,575	102,898
Managed account fees	308,211	335,100
Account service charges	-	27,438
Other income	99,443	20,437
Unrealized (loss) gain on investments	(30,445)	(24,410)
Realized gain on sale of investments	21,319	15,665
Interest income	80,626	126,768
	13,486,251	4,430,958
Expenses:		
Commission expense	9,062,719	2,349,324
Clearing costs	389,176	292,937
Other operating expense	1,390,116	561,913
Employee compensation and benefits	1,779,124	1,124,871
Depreciation expense	2,718	4,143
Occupancy	138,844	144,161
Registration fees	89,784	69,160
Interest expense	1,256	13,392
Communication	402,625	204,709
	13,256,362	4,764,610
Net income (loss) before income taxes	229,889	(333,652)
Income taxes:		
Deferred income tax (expense) benefit	(126,500)	98,500
NET INCOME (LOSS)	$ 103,389	$ (235,152)

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Capital Stock						
	Preferred		Common				
	Shares	Amount	Shares	Amount	Contributed Capital	Accumulated Deficit	Total Stockholders' Equity
Balances, Janauary 1, 2008	27	$ 270,000	205,055	$ 283,009	$ 534,307	$ (661,517)	$ 425,799
Stock issued for capital contributed in 2007 and 2006			157,906	318,500	(318,500)		-
Stock issued for cash, at stated value			57,000	57,000			57,000
Stock redeemd and canceled, at stated value			(51,379)	(1,393)			(1,393)
Cancellation of preferred stock dividends accrued in prior periods						34,849	34,849
Preferred stock dividends						(6,099)	(6,099)
Net loss						(235,152)	(235,152)
Balances, December 31, 2008	27	270,000	368,582	657,116	215,807	(867,919)	275,004
Stock issued for cash, at stated value	10	100,000	83,164	267,843			367,843
Preferred stock dividends						(2,500)	(2,500)
Net income						103,389	103,389
Balances, December 31, 2009	37	$ 370,000	451,746	$ 924,959	$ 215,807	$ (767,030)	$ 743,736

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL, INC.

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
YEARS ENDED DECEMBER 31, 2009 AND 2008

Subordinated liabilities at January 1, 2008	$	0
Increases:		
Issuance of subordinated notes		0
Decreases:		
Payment on subordinated notes		0
Subordinated liabilities at December 31, 2008		0
Increases:		
Issuance of subordinated notes		0
Decreases:		
Payment on subordinated notes		0
Subordinated liabilities at December 31, 2009	$	0

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL, INC.

STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 103,389	$ (235,152)
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
Depreciation expense	2,718	4,143
Changes in operating assets and liabilites:		
Investments	30,420	25,635
Receivables	(1,090,033)	182,124
Deposits with clearing organizations	-	3,700
Advances to related parties	(112,000)	-
Deferred tax asset	126,500	(98,500)
Prepaid expenses	-	1,778
Accounts payable and accrued expenses	583,418	56,308
Net cash (used) by operating activities	(355,588)	(59,964)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of furniture and equipment	(395)	(545)
Net cash provided (used) by investing activities	(395)	(545)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash received from issuance of common stock	267,843	57,000
Cash received from issuance of preferred stock	100,000	-
Cash paid for common stock redemption	-	(1,393)
Net proceeds (repayments) on line of credit obligations	(51,860)	2,237
Dividends paid on preferred stock	(2,500)	(6,099)
Net cash provided by financing activities	313,483	51,745
NET CHANGE IN CASH AND CASH EQUIVALENTS	(42,500)	(8,764)
CASH AND CASH EQUIVALENTS, beginning of period	113,993	122,757
CASH AND CASH EQUIVALENTS, end of period	$ 71,493	$ 113,993
SUPPLEMENTAL DISCLOSURE INFORMATION		
Cash paid during the year for:		
Interest	$ 1,256	$ 13,392
Income taxes	$ -	$ -

See notes to financial statements and auditors' report.

1. Organization and Nature of Business

MidSouth Capital, Inc. (the "Company") is an independent investment banking company headquartered in Atlanta, Georgia. The Company's products and services include stocks, bonds, mutual funds, unit investment trusts, government securities, retirement plans, annuities, private investment opportunities, insurance products and corporate finance activities. The Company is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of Significant Accounting Policies

Securities Transactions
Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a settlement date basis, which approximates a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the accompanying statements of financial condition.

Cash and Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Furniture and Equipment/Depreciation
Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is provided by the straight-line method over the estimated useful lives of the depreciable assets, which range from three to five years.

Income Taxes
Deferred income taxes are provided using a liability method. Under the liability method, deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in future periods based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

In December 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") FIN 48-3, *"Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises."* FSP FIN 48-3 permitted an entity within its scope to defer the effective date of FASB Interpretation ("FIN") 48, *"Accounting for Uncertainty in Income Taxes"*, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company elected to defer the application of FIN 48 for the year ended December 31, 2008 and adopted this guidance beginning for the year ended December 31, 2009 as required. Under this guidance, now codified under FASB ASC Topic 740 "*Income Taxes*", the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination of the facts, circumstances and information available at the end of each financial statement period. Unrecognized tax benefits are measured and recorded as a liability where the Company has determined it to be probable a tax position would not be sustained and the amount of the unrecognized tax benefit can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position, or for all uncertain tax positions in the aggregate, could differ from the amount recognized.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
Management evaluates conditions occurring subsequent to the most recent financial statement reporting period for potential financial statement or disclosure effects. No subsequent events have been identified by the management through February 23, 2010.

Reclassifications
Certain amounts in the accompanying 2008 financial statements have been reclassified in order to conform with 2009 financial statement presentations.

3. Receivables

Receivables consist entirely of commissions owed to the Company, substantially all of which are from its clearing organization. In the opinion of management, no allowance for doubtful accounts and concurrent bad debt charge is necessary for receivables owed as of December 31, 2009.

4. Investments

Investments consist of positions acquired as compensation for private placement of the respective issues with Company clients in previous periods. The shares are frequently received with a restrictive period during which they may not be resold. Restrictions, if any, on shares held at the end of each fiscal year generally expire during the subsequent year, and under generally accepted accounting principles are classified as trading securities and reported at fair value. Changes in unrealized gains and losses are included in current year earnings. Fair values of the investments are based on quoted market sources. Some shares do not have an established market, and management elects to carry these shares at no recorded value due to the uncertainty of their ultimate value, if any, when the shares are released from restriction and an established market exists. Realized gains and losses are determined on the basis of specific identification.

During the years ended December 31, 2009 and 2008, net unrealized losses of $30,445 and $24,410 were recognized. During the years ended December 31, 2009 and 2008, realized gains of $21,319 and $15,665 were recognized.

Concentrations of Credit Risk
The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers. In the event counterparts do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterpart or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterpart.

The Company has certificates of deposit with one bank totaling $115,426 at December 31, 2009.These deposits are insured up to $250,000 by the Federal Deposit Insurance Corporation ("FDIC"). The Company maintains its primary checking account, stock investment account, and a clearing deposit balance with its clearing organization. This organization is also responsible for the payment of a significant portion of the Company's total receivable balance at December 31, 2009. The total amount held or owed to the Company by the clearing organization is $1,190,677 at December 31, 2009. These amounts are not insured by the FDIC.

5. Fair Value Measurements

FASB ASC Topic 820, "*Fair Value Measurements and Disclosures*," defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad areas:

Level 1 - Observable inputs such as quoted market prices in active markets.
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, and
Level 3 - Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following tables present assets and liabilities that are measured and recognized at fair value as of December 31, 2009 and 2008 on a recurring basis:

2009

Description	Level 1	Level 2	Level 3
Equity securities	$ 1,884	$ -	$ -

2008

Description	Level 1	Level 2	Level 3
Equity securities	$ 32,304	$ -	$ -

The Company had no assets and liabilities that are measured and recognized at fair value as of December 31, 2009 and 2008 on a non-recurring basis.

6. Furniture and Equipment

	December 31, 2009	December 31, 2008
Furniture	$ 30,143	$ 30,143
Computer equipment	35,634	35,239
Communication equipment	13,489	13,489
	79,266	78,871
Less accumulated depreciation	(73,236)	(70,518)
	$ 6,030	$ 8,353

Depreciation expense was $2,718 and $4,143 for the years ended December 31, 2009 and 2008.

7. Obligation Under Lines of Credit

At December 31, 2008, the Company had outstanding borrowings of $46,602 under a line of credit arrangement with a bank. In 2009, this line of credit was closed to additional advances and the Company repaid the outstanding balance in full.

The Company has a credit facility with a finance company for cash advances up to $5,700. Outstanding borrowings were $5,258 at December 31, 2008. In 2009, the finance company discontinued this cash advance program for its customers and the Company repaid the outstanding balance in full.

8. Stockholders' Equity

Preferred Stock
The rights and preference of preferred stock are established by the Company's Board of Directors upon issuance. The preferred stock has a stated and redemption value of $10,000 per share, bears a non-cumulative dividend rate of 10% and is redeemable at the Company's option. Obligation to pay dividends is at the sole discretion of the Board of Directors based on its determination of the Company's ability to pay. In 2009, the Company paid $2,500 in preferred stock dividends. During the year ended December 31, 2009, the Company sold 10 preferred shares to a family member of an officer for $100,000 in cash.

Common Stock Sales
During the year ended December 31, 2009, 83,164 common shares were issued for a total of $267,843 in cash. Of these issuances, 5,948 shares were issued to an officer for $17,843 and 30,886 shares to a family member of this officer for $100,000.

9. Income Taxes

The components of the provision for income taxes are as follows:

	December 31,	
	2009	2008
Deferred:		
Federal	$ 177,000	$ 287,500
State	35,000	51,000
Total income tax benefit	$ 212,000	$ 338,500

The Company has $67,500 of current deferred income tax assets and $144,500 of non-current deferred income tax assets at December 31, 2009, and $338,500 of non-current deferred income tax assets at December 31, 2008. Deferred tax assets consist entirely of estimated future tax effects arising from prior year net operating losses.

The Company has available at December 31, 2009 and 2008 unused operating loss carry-forwards of $630,000 and $1,000,000 that may be applied against future taxable income, and that expire in years from 2021 to 2028. Management believes the Company is likely to use all loss carry-forwards prior to their expiration, and therefore no allowance has been established as an offset to the related deferred tax asset.

Management has determined that there is no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on the tax return for the year ended December 31, 2008. No income tax returns are currently under examination. The statute of limitations on the Company's income tax returns remains open for the years ended December 31, 2006 through December 31, 2008.

10. Related Party Transactions

In addition to related party transactions disclosed elsewhere, during the year ended December 31, 2009, the Company advanced a total of $112,000 to two Company officers, who are also stockholders. The advances have no interest or repayment terms.

During the years ended December 31, 2009 and 2008, management fees expense to a company related by common ownership and management was $21,000 and $29,000.

11. Contingencies and Commitments

Operating Leases
The Company leases office space under a non-cancelable operating lease which expires in 2014. Minimum future rental payments under this lease as of December 31, 2009, for each year and in the aggregate are:

2010	$	195,791
2011		207,434
2012		216,311
2013		222,800
2014		190,383
	$	1,032,719

The Company has various other operating leases for equipment and storage space under short-term arrangements. Total rent expense recorded for 2009 and 2008 was $138,844 and $144,161.

Contingencies
The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business in the securities industry. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at December 31, 2009 requiring contingent loss recognition.

12. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 10 to 1).

At December 31, 2009, the Company has net capital of $393,416, which was $333,751 above the required net capital of $59,665. The Company's aggregate indebtedness to net capital ratio is 2.27 to 1 as of December 31, 2009. Receivables from related parties, securities not readily marketable, deferred tax assets, furniture and equipment, and security deposits reflected in the accompanying 2009 statement of financial condition are not allowable assets for the purpose of computing minimum net capital under the Rule. The Company's exemption from the reserve requirements of Rule 15c3-1 (Customer Protection Rule) is under the provisions of Paragraph (k)(2)(ii), in that the Company does not hold customer funds or securities, and all customer funds received in connection with private placements and limited partnership offerings are immediately deposited in a restricted escrow account handled by a commercial bank.

MIDSOUTH CAPITAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL		
Total member's equity from Statement of Financial Condition	$	743,736
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		743,736
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		743,736
Deductions and/or charges:		
Non-allowable assets:		
Securities not readily marketable		1,884
Furniture and equipment		6,030
Deferred tax assets		212,000
Other assets		130,794
Secured demand note deficiency		-
Commodity futures contracts and spot commodities/propriety capital charges		-
Other deductions and/or charges		-
Other additions and/or credits		-
Net capital before haircuts on securities positions (tentative net capital)		393,028
Haircuts on securities:		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities:		-
Exempted securities		-
Debt securities		7
Options		-
Other securities		381
Undue concentrations		-
Other		-
Net capital	$	393,416

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	59,665
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement (greater of above)	$	59,665
Excess net capital	$	333,751
Excess net capital at 1000%	$	303,918

(Continued)

MIDSOUTH CAPITAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2009

AGGREGATE INDEBTEDNESS		
Total aggregated indebtedness liabilities from Statement of Financial Condition:	$	894,982
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	894,982
Percentage of aggregate indebtedness to net capital		227%
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2009)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	419,642
Net audit adjustments - unrecorded accounts payable and accrued expenses		(26,226)
Net capital per above	$	393,416

See notes to financial statements and auditors' report.

TW Tomkiewicz Wright, LLC
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPYING AGREED UPON PROCEDURES

Board of Directors
MidSouth Capital, Inc.
Atlanta, Georgia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (the "Schedule") to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to December 31, 2009, which were agreed to by MidSouth Capital, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). MidSouth Capital, Inc.'s management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

Procedure
Compare the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries.

Finding
We traced the assessment payments made as listed in the accompanying schedule to copies of checks and bank account statements, noting no differences.

Procedure
Compare the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS report for the period from January 1, 2009 to March 31, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009.

Finding
We performed the above procedure, noting no differences.

6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328
Tel 770.351.0411 Fax 770.351.0495 www.twcpaga.com

Procedure
Compare any adjustments reported in Form SIPC-7T to supporting schedules and workpapers.

Findings
1. Net loss from securities in investment accounts

We traced the net loss of $9,126 in the accompanying schedule to the Company's audited trial balance and agreed the amount to a detailed worksheet computing securities gains and losses. We noted no differences as a result of these procedures.

2. Revenues from the business of insurance

The amount of $397,273 in the accompanying schedule relates entirely to insurance commissions earned by the Company. We agreed this amount to the total audited insurance commissions recorded for the year ended December 31, 2009, less insurance commissions recorded in the general ledger for the three months ended March 31, 2009. We further traced a sample of general ledger entries for the relevant period to copies of commission check receipts from insurance companies. We noted no differences as a result of these procedures.

3. Clearance paid to other SIPC members

The amount of $361,146 in the accompanying schedule relates entirely to clearing expenses incurred by the Company's clearing organization. We agreed this amount to the total audited clearing expenses recorded for the year ended December 31, 2009, less clearing costs recorded in the general ledger for the three months ended March 31, 2009. We further traced a sample of general ledger entries for the relevant period to clearing expenses reflected clearing organization statements. We noted no differences as a result of these procedures.

4. Total interest and dividend expense

We agreed the amount of $3,671 in the accompanying schedule to the total audited interest and dividend expenses recorded for the year ended December 31, 2009, less clearing costs recorded in the general ledger for the three months ended March 31, 2009, noting interest and dividend expense of $1,171 and $2,500, respectively. We traced the $2,500 dividend expense to bank account records. We noted no differences as a result of these procedures.

Procedure
Prove the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers.

Finding
We performed this procedure to the Form SPIC-7T and to supporting schedules and workpapers described above, noting no differences.

Procedure
Compare the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed.

Finding
We noted no overpayment was applied. Accordingly, this agreed upon procedure was not applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tomkiewicz Wright, LLC

Atlanta, Georgia
February 23, 2010

MIDSOUTH CAPITAL, INC.

SCHEDULE OF ASSESSMENT AND PAYMENTS
TRANSITIONAL ASSESSMENT RECONCILIATION - FORM SIPC-7T
FOR THE PERIOD APRIL 1 - DECEMBER 31, 2009

Total revenue	$ 10,623,323
Additions:	
Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
Net loss from principal transactions in securities in trading accounts.	-
Net loss from prinicipal transactions in commodities in trading accounting.	-
Interest and dividend expense deducted in determining total revenue.	-
Net loss from management of or participation in the underwriting or distribution of securities.	-
Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
Net loss from securities in investment accounts.	9,126
Total additions	10,632,449
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transaction in security futures products.	397,273
Revenues from commodity transactions.	-
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	361,146
Reimbursements for postage in connection with proxy solicitation.	-
Net gain from securities in investment accounts.	-
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business.	-
Other revenue not related either directly or indirectly to the securities business.	-
Greater of total interest and dividend expense but not in excess of total interest and dividend income, or 40% of interest earned on customer accounts.	3,671
Total deductions	762,090
SIPC net operating revenues	9,870,359
General assessment at 0.0025	$ 24,676

(Continued)

MIDSOUTH CAPITAL, INC.

SCHEDULE OF ASSESSMENT AND PAYMENTS
TRANSITIONAL ASSESSMENT RECONCILIATION - FORM SIPC-7T
FOR THE PERIOD APRIL 1 - DECEMBER 31, 2009
(CONTINUED)

General assessment	$ 24,676
Less :	
Payment made with SIPC-6 and SIPC 4	2,903
Prior overpayment applied	-
Assessment balance due	21,773
Interest computed on late payment	-
Total assessment balance and interest due	$ 21,773

See independent accountants' report.

TW Tomkiewicz Wright, LLC
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
MidSouth Capital, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of MidSouth Capital, Inc. (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328
Tel 770.351.0411 Fax 770.351.0495 www.twcpaga.com

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tomkiewicz Wright, LLC

Atlanta, Georgia
February 23, 2010